SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to                         .

Commission File No. 00-30747

A.            FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

PacWest Bancorp 401(k) Plan

PacWest Bancorp

130 S. State College Blvd, Brea, CA 92821

B.            NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp

10250 Constellation Blvd, Suite 1640

Los Angeles, California 90067

PacWest Bancorp 401(k) Plan

Form 11-K

December 31, 2014

All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

The 401(k) Plan Committee

PacWest Bancorp 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of PacWest Bancorp 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

San Diego, California

June 29, 2015

PacWest Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Investments at fair value:
Retirement Money Market Portfolio	$4,168,599	$4,013,458
Mutual funds	60,656,522	40,483,025
PacWest Bancorp common stock	5,682,072	4,843,283
Common collective trust fund	1,501,033	920,941
Total investments at fair value	72,008,226	50,260,707
Receivables:
Notes receivable from participants	1,825,468	1,402,208
Employer contributions	1,822,866	1,303,876
Participant contributions	298,187	150,270
Total receivables	3,946,521	2,856,354
Net assets available for benefits, at fair value	75,954,747	53,117,061
Adjustment from fair value to contract value for Common collective trust fund (Note 3)	(20,891)	(7,319)
Net assets available for benefits	$75,933,856	$53,109,742

See Accompanying Notes to Financial Statements.

PacWest Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions:
Investment income:
Net appreciation in fair value of investments	$602,968
Interest and dividends	3,611,210
Total investment income	4,214,178
Contributions:
Participants	6,458,331
Rollovers	17,073,103
Employer	1,826,136
Total contributions	25,357,570
Total additions	29,571,748
Deductions:
Benefits paid to participants	6,698,976
Deemed distribution of loans	8,800
Corrective distributions	10,562
Administrative expenses	29,296
Total deductions	6,747,634
Increase in net assets available for benefits	22,824,114
Net assets available for benefits:
Beginning of the year	53,109,742
End of the year	$75,933,856

See Accompanying Notes to Financial Statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1) Description of the Plan

The following description of the PacWest Bancorp 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of PacWest Bancorp and its subsidiaries (the “Company”) that have agreed to participate in the Plan. The Plan is administered by PacWest Bancorp (the “Sponsoring Employer”) who acts by and through its administrative committee, the “401(k) Plan Committee”. The 401(k) Plan Committee is presently comprised of seven officers of Pacific Western Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee for the Plan is Fidelity Management Trust Company (“Trustee”).

(b)  Contributions

Employees of the Company who are at least 18 years of age are eligible to participate in the Plan beginning the first day of the month following their hire date. Participants can contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $17,500 for 2014 and 2013. The Company’s Board of Directors determines the Company’s discretionary matching contribution on an annual basis. For the 2014 plan year, the matching contribution was determined to be a maximum amount of 50% of the first 6% of covered compensation. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched “catch-up” contributions up to $5,500 in accordance with Internal Revenue Code (“IRC”) regulations and limitations.

Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions.

(c)  Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d)  Vesting

Participant contributions are immediately fully vested. Participants vest in the Company’s matching contribution in accordance with the following schedule:

Years of service	Vested percentage
Less than 1 year	0%
1	20%
2	40%
3	60%
4	80%
5	100%

All nonvested amounts in a terminated participant’s account are forfeited in accordance with Plan provisions, which allows for forfeited amounts to be utilized to pay Plan expenses or to offset employer contributions. At December 31, 2014 and 2013, the forfeited balances within the Plan totaled $49,719 and $29,152, respectively.

(e)  Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant’s termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions.

For distributions other than due to financial hardship, the method of payment shall be based on the participant’s election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (“IRA”) or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant’s election and Plan provisions.

(f)  Notes Receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant’s account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates at December 31, 2014 and 2013 ranged from 3.25% to 6.00% and 3.25% to 6.40%, respectively. The terms of these loans cannot exceed five years, except if the loan is used to purchase the principal residence of the participant, in which case the loan term may be extended for up to a period of 10 years. Principal and interest are paid ratably through participant payroll deductions. If a participant defaults on the loan, it is generally treated as a taxable distribution from the Plan (a “deemed distribution”).

(g)  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(h)  Investment Options

All accounts are invested in accordance with terms of the Plan document and investment options elected by participants. Participants direct the investment of their contributions and Company’s matching contributions into various investment options offered by the Plan.  If a participant does not choose an investment fund, the contributions are invested in the age appropriate T. Rowe Price target date fund.   Participants may change their deferral percentage or investment direction at any time. Investment options offered by the Plan include money market funds, mutual funds, a common collective trust fund and PacWest Bancorp common stock. Contributions or transfers into PacWest Bancorp  common stock are limited to no more than 25% of either the future contributions or total participant account balance.

(2) Significant Accounting Policies

(a)  Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting—Defined Contribution Pension Plans (“ASC 962”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, as required by ASC 962, the accompanying statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of fully benefit-responsive investment contracts from fair value to contract value; such adjustment relates entirely to the common collective trust fund, one of the investment options offered by the Plan.  See Note (3), Common Collective Trust Fund, for information regarding this investment option.

(b)  Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets in the statements of net assets available for benefits along with the additions and deductions presented in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

(c)  Investment Valuation and Income Recognition

The Plan’s investments in the Retirement Money Market Portfolio, mutual funds, and PacWest Bancorp common stock are carried at fair value based on the published market quotations. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(d)  Notes Receivable from Participants

The notes receivable from participants are valued at cost plus any accrued but unapplied interest, which approximates fair value. If a participant ceases to make note repayments and the Plan administrator deems the note to be in default, the participant note balance is reduced and a deemed distribution is recorded.

(e)  Payment of Participant Benefits

Participant benefits are recorded when paid.

(f)  Administrative Expenses

Administrative expenses of the Plan are paid from forfeited amounts or by the Company, except for loan fees and maintenance fees for ex-employees, which are charged to the applicable participant accounts. The Company is also a party-in-interest and the Trustee charges fees to the participant for processing loan application transactions. See Note (6), Party-in-Interest Transactions, for additional party-in-interest information. The administrative fees paid by the Plan in 2014 totaled $29,296.

(g)  Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, PacWest Bancorp common stock, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of the Plan’s investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)  New Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”. ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. This new guidance is effective for annual reporting periods beginning after December 15, 2015 and requires retrospective adoption for all periods presented, with early adoption permitted. Management is currently evaluating the implications of ASU 2015-07.

(i)  Subsequent Events

Plan management has evaluated events subsequent to December 31, 2014 and through the date that the accompanying financial statements were filed with the Securities and Exchange Commission, for transactions and other events that may require adjustment of and/or disclosure in such financial statements.

(j)  Concentration of Credit Risk

Investment in PacWest Bancorp common stock comprised approximately 8% and 9% of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, respectively. Generally, participants may not allocate more than 25% of their contributions into PacWest Bancorp common stock.

(3) Common Collective Trust Fund

The Plan offers participants a common collective trust fund investment option which represents fully benefit-responsive contracts through the Wells Fargo Stable Value Fund M (“SV Fund”). The SV Fund is primarily comprised of investment contracts issued by financial companies including guaranteed investment contracts (“GICs”), separate account GICs (“SICs”), and security backed investment contracts. GICs are issued by insurance companies which guarantee the return of principal and stated rate of return for a specific period of time.

The SV Fund’s contracts are carried at contract value in the participants’ account. Participant accounts are credited with interest at a fixed rate that is typically reset quarterly. The rate reset allows the contract value to converge with a fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

Under the contracts, certain events could limit the ability of the Plan to transact at contract value. Such events can include premature termination of the contracts by the Plan or Plan termination. The Company does not believe that occurrence of any such events is probable.

The SV Fund reserves the right to require twelve-month notice for withdrawal of assets from the Fund initiated by the Plan sponsor. Withdrawals initiated by participants will be honored when received unless payments are being delayed to all SV Fund unit holders, in which event the SV Fund will work with the Plan sponsor to arrive at a mutually agreeable payout structure.

The average yield earned by the entire SV Fund for all fully benefit- responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the SV Fund (irrespective of the interest rate credited to participants in the SV Fund) by the fair value of all investments in the Fund, for 2014 and 2013, was 1.40% and 1.36%, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for 2014 and 2013, was 1.64% and 1.52%, respectively.

(4) Investments

The following table presents the fair value of individual investments representing 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

		December 31,
	Investment	2014	2013
Fidelity	Contrafund	$5,118,456	$3,755,198
Fidelity	Diversified International Fund	3,952,070	2,882,860
Fidelity	Retirement Money Market Portfolio	4,168,599	4,013,458
Artisan	Mid Cap Fund	4,266,566	2,954,759
Oakmark	Fund I	4,024,597	*
Fidelity	Freedom K 2020 Fund	*	2,693,070
Fidelity	Freedom K 2025 Fund	*	2,913,752
PacWest Bancorp	Common stock	5,682,072	4,843,283

*                                         Investment represents less than 5% of Plan net assets.

During the year ended December 31, 2014, the Plan’s investments (including investments bought, sold and held during the year) appreciated as follows:

Investment	Year Ended December 31, 2014
Mutual funds	$190,204
PacWest Bancorp common stock	412,764
Net appreciation	$602,968

(5) Fair Value Measurements

Fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are either directly or indirectly observable such as quoted prices for identical or similar assets or liabilities in markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Plan does not have any Level 3 investments at December 31, 2014 and 2013, and there were no transfers in or out of Level 1 or Level 2 during the year ended December 31, 2014.

There have been no changes in the fair value methodologies of the Plan’s investments at December 31, 2014 and 2013. We have classified these investments in accordance with the fair value hierarchy set forth in ASC 820, Fair Value Measurements.

The following table presents by level within the fair value hierarchy the Plan’s investments at fair value at December 31, 2014.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Retirement Money Market Portfolio	$4,168,599	$—	$—	$4,168,599
Mutual funds:
Blended	21,294,810	—	—	21,294,810
Large cap	21,216,838	—	—	21,216,838
Mid cap	5,117,010	—	—	5,117,010
Bond funds	5,105,128	—	—	5,105,128
International	3,952,070	—	—	3,952,070
Small cap	3,970,666	—	—	3,970,666
Total mutual funds	60,656,522	—	—	60,656,522
PacWest Bancorp common stock	5,682,072	—	—	5,682,072
Common collective trust fund	—	1,501,033	—	1,501,033
Total investments at fair value	$70,507,193	$1,501,033	$—	$72,008,226

The following table presents by level within the fair value hierarchy the Plan’s investments at fair value at December 31, 2013:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Retirement Money Market Portfolio	$4,013,458	$—	$—	$4,013,458
Mutual funds:
Blended	13,585,941	—	—	13,585,941
Large cap	13,706,137	—	—	13,706,137
Mid cap	4,324,812	—	—	4,324,812
Bond funds	3,561,783	—	—	3,561,783
International	2,882,860	—	—	2,882,860
Small cap	2,421,492	—	—	2,421,492
Total mutual funds	40,483,025	—	—	40,483,025
PacWest Bancorp common stock	4,843,283	—	—	4,843,283
Common collective trust fund	—	920,941	—	920,941
Total investments at fair value	$49,339,766	$920,941	$—	$50,260,707

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Retirement Money Market Portfolio

Retirement Money Market Portfolio funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year-end, and are classified as Level 1 investments.

Mutual Funds

Mutual funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year-end, and are classified as Level 1 investments.

PacWest Bancorp Common Stock

PacWest Bancorp common stock held in participant-directed accounts is stated at the fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year and is classified as a Level 1 investment.

Common Collective Trust Fund

Valued at the net asset value of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund.  This fund is classified as a Level 2 investment.

(6) Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of PacWest Bancorp company stock, and thus, these are party-in-interest transactions.

(7) Income Taxes

The prototype plan adopted by the Company received a favorable tax determination letter on March 31, 2008, as part of a volume submitter plan from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Plan is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$75,933,856	$53,109,742
Less: Employer contributions receivable	(1,822,866)	(1,303,876)
Participant contributions receivable	(298,187)	(150,270)
Net assets available for benefits per the Form 5500	$73,812,803	$51,655,596

The following is a reconciliation of total investments and notes receivable from participants per the financial statements at December 31, 2014 and 2013 to the Form 5500:

	December 31
	2014	2013
Total investments per the financial statements	$72,008,226	$50,260,707
Notes receivable from participants per the financial statements	1,825,468	1,402,208
Adjustment from fair value to contract value per the financial statements	(20,891)	(7,319)
Total investments and notes receivable from participants per the Form 5500	$73,812,803	$51,655,596

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2014 to the Form 5500:

Year Ended December 31, 2014
Increase in net assets available for benefits per the financial statements	$22,824,114
Add: Prior year employer contributions receivable	1,303,876
Prior year participant contributions receivable	150,270
Less: Current year employer contributions receivable	(1,822,866)
Current year participant contributions receivable	(298,187)
Increase in net assets available for benefits per the Form 5500	$21,157,207

PacWest Bancorp 401(k) Plan

Form 5500 Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Employer Number 33-0885320

Plan Number: 001

December 31, 2014

Identity of issuer, borrower, or similar party		Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value(a)

(b)	Fidelity	Retirement Money Market Portfolio		$4,168,599
	Mutual funds:
(b)	Fidelity	Contrafund	52,245	5,118,456
(b)	Fidelity	Capital Appreciation Fund	79,807	2,875,444
(b)	Fidelity	Diversified International Fund	114,719	3,952,070
	T. Rowe Price	Retirement Income	17,233	255,743
	T. Rowe Price	Retirement 2005	23,326	303,234
	T. Rowe Price	Retirement 2010	60,807	1,078,102
	T. Rowe Price	Retirement 2015	158,191	2,289,023
	T. Rowe Price	Retirement 2020	144,582	2,994,295
	T. Rowe Price	Retirement 2025	238,567	3,747,882
	T. Rowe Price	Retirement 2030	110,530	2,544,410
	T. Rowe Price	Retirement 2035	148,065	2,466,757
	T. Rowe Price	Retirement 2040	114,178	2,731,139
	T. Rowe Price	Retirement 2045	86,513	1,384,203
	T. Rowe Price	Retirement 2050	62,161	833,584
	T. Rowe Price	Retirement 2055	50,070	666,438
(b)	Fidelity	Intermediate Government Income Fund	82,765	883,931
	Dodge & Cox	Income Fund	130,893	1,803,706
	American Century	Investment Equity Income Fund	211,284	1,848,731
	Vanguard	Total Bond Market Index	222,400	2,417,491
	Oakmark	Fund Class I	60,630	4,024,597
	American Beacon	Small Cap Value Fund	34,712	870,240
	Artisan	Mid Cap Fund	93,894	4,266,566
	Eagle	Small Cap Growth Fund R6	56,147	3,100,426
	Spartan	Extended Market Index Fund	15,412	850,444
	Spartan	500 Index Fund	48,523	3,534,947
	John Hancock	Disciplined Value Mid Cap	84,548	1,604,723
	American Funds	Growth Fund of America Class R4	52,158	2,209,940
		Total mutual funds		60,656,522
	Common collective trust fund:
(c)	Wells Fargo	Stable Return Fund	30,715	1,480,142

	Common stock:
(b)	PacWest Bancorp	Common stock	124,953	5,682,072
		Total investments held at end of year		71,987,335
	Notes receivable from participants:
(b)	The Plan	226 Notes receivable from participants, interest rates ranging from 3.25% to 6.00%		1,825,468
		Total investments and notes receivable from participants at end of year		$73,812,803

(a)                                 Historical cost information is not required for participant-directed funds.

(b)                                 Party-in-interest for which statutory exception exists.

(c)                                  Net of adjustment from fair value to contract value of $20,891.

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACWEST BANCORP
401(k) PLAN

Date: June 29, 2015	/s/ JEFFREY T. KRUMPOCH
Jeffrey T. Krumpoch
Authorized Signer
401(k) Plan Committee